UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

MOGULREIT I, LLC

(Exact name of issue as specified in its charter)

Delaware	32‑0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks.  You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment.  The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.  Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report.    Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016, to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets.  The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this semiannual report refer to MogulREIT I, LLC, unless the context indicates otherwise.  We are externally managed by RM Adviser, LLC, (our “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”)  and a wholly-owned subsidiary of RM Sponsor, LLC (our “Sponsor”).  Both our Manager and our Sponsor are wholly-owned subsidiaries of Realty Mogul, Co. Our affiliate, RM Technologies, LLC operates an online investment platform, www.realtymogul.com.  We currently are offering, pursuant to Regulation A of the Securities Act, up to $50,000,000 in our common shares, including any shares that may be sold pursuant to our distribution reinvestment plan, which represent limited liability company interests in our Company (the “Offering”) and such shares are being offered exclusively through the aforementioned platform.  We commenced operations on August 15, 2016, upon receiving qualification of the Offering from the SEC.

Pursuant to the Offering, we are offering and will continue to offer up to $50,000,000 in our common shares.  As of June 30, 2017, we had raised total gross offering proceeds of approximately $17.3 million from settled subscriptions and issued an aggregate of 1,730,572 common shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500.  Assuming the settlement of all subscriptions received as of June 30, 2017, 3,269,428 of our common shares remained available for sale pursuant to the Offering.  We intend to use substantially all of the net proceeds from the Offering (after payment and reimbursement of Offering expenses, and related administrative fees) to invest in and manage a diverse portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate-related assets.

Results of Operations

On August 12, 2016, our Offering was qualified by the SEC and we commenced operations on August 15, 2016. Our financial statements are presented for the six months ended June 30, 2017, resulting in approximately $288,000 of net income which was primarily attributable to interest and preferred return income less marketing, asset management and general and administrative expenses over the operating period.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from interest income on our investments, which we receive monthly in arrears. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes.  All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

Revenue

For the six months ended June 30, 2017, we had net income of $647,000 compared to no net income for the period March 2, 2016 (inception) through June 30, 2016.  The increase in net income over the comparable prior period was due to the commencement of operations, specifically, interest income generated by investments during the operating period.

Expenses

For the six months ended June 30, 2017, we incurred expenses of approximately $343,000, which includes professional, marketing, asset management, and general and administrative expenses associated with running our business.  Expenses for the period March 2, 2016 (inception) through June 30, 2016 were approximately $5,419, consisting primarily of organizational costs.

Distributions

We are under no obligation to make distributions at this time, but we have in the past and expect in the future, to declare and pay monthly distributions.  Our investors generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on monthly record dates.

On September 27, 2016, we declared our first distribution to shareholders of record as of the close of business on September 30.  Our Manager has declared monthly distributions thereafter, for shareholders of record as of the close of business on the last day of each month through September 30, 2017, as shown in the table below:

Record Date	Date of Declaration	Payment Date (1)	Cash Distribution Amount per Share	Annualized Yield (2)
09/30/16	09/27/16	10/14/16	$0.1000	8.0%
11/30/16	11/23/16	12/14/16	$0.1333	8.0%
12/31/16	11/23/16	01/16/17	$0.0667	8.0%
01/31/17	01/04/17	02/17/17	$0.0667	8.0%
02/28/17	02/02/17	03/15/17	$0.0667	8.0%
03/31/17	03/07/17	04/14/17	$0.0667	8.0%
04/30/17	03/31/17	05/15/17	$0.0667	8.0%
05/31/17	05/12/17	06/15/17	$0.0667	8.0%
06/30/17	06/12/17	07/14/17	$0.0667	8.0%
07/31/17	07/05/17	08/15/17	$0.0667	8.0%
08/31/17	07/19/17	09/15/17	$0.0667	8.0%
09/30/17	09/19/17	10/15/17	$0.0667	8.0%

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)

Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

For the six months ended June 30, 2017, we have made cash distributions to our shareholders totaling approximately $456,000.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses.  Our capital sources may include net proceeds from our Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from our Offering to conduct our operations.  We currently obtain the capital required to invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations primarily from the proceeds of our Offering and from any undistributed funds from our operations.  As of June 30, 2017, there were nine assets in MogulREIT I, we made approximately over $17 million in capital investments, and had approximately $891,000 in cash.  We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

If we are unable to fully raise $50 million from the sale of our common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses.  Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Borrowings

For further details, please see “Note 4 – Borrowings” in Item 3 “Financial Statements” below.

Cash Flow

The following presents our cash flows for the six months ended, June 30, 2017 (in thousands):

For the sixth months ended June 30, 2017
Operating activities:	$424
Investing activities:	(10,273)
Financing activities:	10,490
Net increase in cash and cash equivalents	641
Cash and cash equivalents, beginning of period	250
Cash and cash equivalents, end of period	$891

Net cash flow used in operating activities was approximately $424,000 related to interest income generated from our new investments, offset by general and administrative expenses.

Net cash used in investing activities was approximately $10.3 million related to the acquisition of our new investments during the six months ended June 30, 2017.

Net cash provided by financing activities was approximately $10.5 million related to new proceeds from the issuance of common shares pursuant to the Offering, net of repayments from our Manager as a related party loan.

Outlook and Recent Trends

We continue to believe that the near and intermediate-term market for investment in commercial real estate debt securities, commercial real estate-related equity securities and other real estate related assets remains compelling from a risk-return perspective.  Given the prospect of moderate growth for the economy, we favor a strategy that targets senior and mezzanine debt to maximize current income, with significant subordinate capital and downside structural protections, and equity securities to share the upside of asset appreciation with our shareholders.  Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment buildings, self-storage facilities, retail centers and office buildings, enables us to quickly take advantage of opportunities created by market changes.  We believe that our investment strategy, combined with the expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns and structural features.

In our view, perhaps the most prevalent theme in the investment world today is fear that we are close to the peak of a market cycle.  As illustrated by the chart below, we are currently experiencing the second longest period of economic expansion (measured in gross domestic product (“GDP”) growth) since World War II.  However, it is important to note that this cycle has also been marked by slower growth levels, with only 15% real GDP growth since the beginning of the market recovery.

Real GDP Through 2017Q1
Ends of Expansions
EXPANSIONS
RECESSIONS
Current
Percent Difference from Cycle Peak
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40
-36
-32
-28
-24
-20
-16
-12
-8
-4
Peak
4
Quarters Before and After the Cycle Peak
48 Q4
53 Q2
57 Q3
60 Q2
69 Q4
73 Q4
80 Q1
81 Q3
90 Q3
01 Q1
07 Q4
17 Q1

Source: UCLA Anderson Forecast

The notion that we are near the peak of a market cycle may also be fueled by the strength of the equities markets, including the S&P 500 which have continued to reach new highs.

Source: Standard and Poor

Another factor impacting the view that we near a market peak is the overall pricing in the real estate market.  The chart below tracks the Real Capital Analytics Commercial Property Pricing Index (“CPPI”) and illustrates the relative value of real estate over time.

National All-Property Composite Index

240
220
200
180
160
140
120
100
YOY Change
20%
10%
0%
-10%
-20%
-30%
-40%
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

The CPPI also tracks real estate pricing by product type.  Please note how suburban office and retail have not yet returned to peak pricing levels according to the graph below.

Source:  Real Capital Analytics

Another disparity in the market is core versus secondary markets.   The chart below tracks pricing in the six major markets (“6MM”) versus all other markets (“NMM”).  As shown below, pricing in secondary markets is just now starting to reach the levels achieved at the peak of the last cycle.

Source:  Real Capital Analytics

We are in no way implying that major markets or certain asset classes are over priced.  That must be evaluated on a case by case basis.  Factors such as sustainable rental growth, demand, new supply, replacement costs, micro and macroeconomic regional strength are all considered when valuing a property.

Fortunately, job growth has remained strong and unemployment rates are at their lowest levels in a decade.  This is perhaps one of the most important macroeconomic indicators for real estate and one of the foundations of our positive near term outlook.

Source:  U.S. Census Bureau

Source:  U.S. Census Bureau

Critical Accounting Policies

The preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”) requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgements are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry.  We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results.  Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain.  These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  With different estimates or assumptions, materially different amounts could be reported in our financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2017, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 5 ─ Related Party Arrangements” in Item 3 “Financial Statements” below.

Item 2.Other Information

None.

Item 3. Financial Statements

MogulREIT I, LLC

MogulREIT I, LLC

Balance Sheet

As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	6/30/2017	12/31/2016
ASSETS
Cash and cash equivalents	$891	$250
Shareholder funds receivable	489	380
Real estate debt investments	16,072	5,799
Deferred offering costs, net of accumulated amortization	406	519
Interest and distributions receivable	103	58

Total assets	$17,961	$7,006

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$285	$116
Deferred offering costs payable	610	572
Loans payable - related party	-	1,707
Accrued interest on related party loan	-	11
Distributions payable	116	31
Asset management fee payable	36	13

Total liabilities	$1,047	$2,450

Members' Equity
Common shares, $10 per share; unlimited shares authorized; 461,721 shares &
1,730,572 shares issued and outstanding as of 6/30/17 & 12/31/17,
respectively, net of offering costs	$17,090	$4,564
Accumulated deficit	(176)	(8)

Total Members' Equity	$16,914	$4,556

Total Liabilities and Members' Equity	$17,961	$7,006

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Statement of Operations

For the Six-Months Ended June 30, 2017 (unaudited) and the period from March 2, 2016 (inception) to June 30, 2016 (unaudited)

(Amounts in thousands)

	For the six	For the Period 3/2/16
	months ended	(inception) through
	6/30/2017	6/30/2016
Interest Income
Interest and preferred return income	$647	$—
Interest expense	(16)	—
Net interest and preferred return income	631	—

Expenses
Marketing	201	—
Asset management fees	56	—
General and administrative expenses	86	5
Total expenses	343	5

Net income (loss)	$288	$(5)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2017 (unaudited)

(Amounts in thousands, except share and per share data)

	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total

Balance at January 1, 2017	461,721	$4,564	$(8)	$4,556
Proceeds from issuance of common shares	1,219,951	12,200	—	12,200
Shareholder funds receivable	48,900	489	—	489
Amortization of deferred offering costs	—	(163)	—	(163)
Distributions declared on common shares	—	—	(456)	(456)
Net income	—	—	288	288

Balance at June 30, 2017	1,730,572	$17,090	$(176)	$16,914

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Statement of Cash Flows

For the Six Months Ended June 30, 2017 (unaudited) and the Period from March 2, 2016  (inception) Through June 30, 2016 (unaudited)

(Amounts in thousands)

	For the six	For the Period 3/2/16
	months ended	(inception) through
	6/30/2017	6/30/2016
OPERATING ACTIVITIES:
Net income (loss)	$288	$(5)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Interest and distributions receivable	(45)	—
Accounts payable and accrued expenses	158	5
Asset management fee payable	23	—
Net cash provided by (used in) operating activities	424	5
INVESTING ACTIVITIES:
Investment in debt related investments	(14,486)	—
Repayment of debt related investments	4,213
Net cash used in investing activities	(10,273)	—
FINANCING ACTIVITIES:
Deferred offering costs paid	(12)	—
Proceeds from the issuance of common shares	12,580	—
Payment of cash distributions	(371)	—
Proceeds from the issuance of debt	7,400	—
Repayment of debt	(9,107)	—
Net cash provided by investing activities	10,490	—

Net increase in cash and cash equivalents	641	—

Cash and cash equivalents, beginning of period	250	—
Cash and cash equivalents, end of period	$891	$—

Noncash financing activities
Shareholder funds receivable	$(109)	$
Distributions declared but not paid	$85	$
Deferred offering costs included in accounts payable	$(50)	$275

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

Note 1 - Organization and nature of operation

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this annual report refer to MogulREIT I, LLC, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes as of the period ended December 31, 2016.  We hold substantially all of our assets directly, and as of the date of these financial statements have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2017. The Offering was declared to be qualified by the SEC on August 12, 2016. As of June 30, 2017, the Company has issued 1,730,572 shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500. The Manager has the authority to issue an unlimited number of common shares.

Note 2 - Summary of significant accounting policies

Basis of Presentation

The accompanying balance sheet, statement of operations,  statement of members’ equity, statement of cash flows and related notes to the financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 1-K for the fiscal year ended December 31, 2016, which was filed with the SEC on April 12, 2017.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2017, there was approximately $489,000 in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2017. Shareholder funds receivable are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ deficit. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.  The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of $1,000,000. The Company is not required to reimburse any organizational and offering costs before December 31, 2017.

As of June 30, 2017, the Manager has incurred offering costs of approximately $621,000 on behalf of the Company, including the full amount of legal fees of $250,000. As of June 30, 2017,  approximately $215,000 of offering costs had been amortized and were included in the statement of members’ equity.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of June 30, 2017, we did not hold any investments in entities which are considered to be VIEs.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of June 30, 2017, none of our debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. We had invested in two debt related investments as of the date of the financial statements. The following table describes our debt related investment activity for the period March 2, 2016 (inception) through December 31, 2016:

As of June 30, 2017
Investments in Debt:	(amounts in thousands)
Balance at beginning of period	$5,799
Investments (1)	14,486
Principal repayments	(4,213)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of June 30, 2017	$16,072

Income Taxes

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

The Company intends to operate and be taxed as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2017.

For the six months ended June 30, 2017, and as of December 31, 2016, approximately $456,000 and $87,000, respectively, in distributions have been made to shareholders, which were classified for tax purposes as ordinary income. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of such distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of June 30, 2017, no amortization of premium, discount, or origination costs or fees have been recognized.

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

Note 3 – Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate assets, as of June 30, 2017:

		MogulREIT I				Unpaid
Asset Name	Location	Acquisition Date	Property Type	Investment Type	Principal Acquired	Balance As of 6/30/17	Interest Rate/Yield
Synchrony Financial	Canton, OH	8/19/2016	Office	Preferred Equity	$2,000,000	$1,712,843	10.00%
Animas	Westchester, PA	1/11/2017	Flex	Preferred Equity	$1,450,128	$1,284,451	10.50%
Parkway Plaza	San Antonio, TX	2/17/2017	Office	Mezz Debt	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/23/2017	Office	Mezz Debt	$2,300,000	$2,300,000	10.00%
Hanford Center	Hanford, CA	4/3/2017	Retail	Bridge Debt	$1,900,000	$1,900,000	9.50%
Pensacola Marketplace	Pensacola, FL	6/12/2017	Retail	Mezz Debt	$1,125,000	$1,125,000	9.75%
Wyckoff Apartments	Brooklyn, NY	6/20/2017	Retail/ Multifamily	B-Note	$1,350,000	$1,350,000	11.75%
Northside at John’s Creek	Suwanee, GA	6/20/2017	Office	B-Note	$1,500,000	$1,500,000	14.00%
Jadak Headquarters	Syracuse, NY	6/28/2017	Office/ Industrial	Preferred Equity	$1,500,000	$1,500,000	11.00%
					$16,525,128	$16,072,294	10.58%*

*Amount represents the weighted average interest rate for all of our current investments.

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2017, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Borrowings

During the period from January 1, 2017 to June 30, 2017, the Company entered into unsecured promissory notes on (i) January 11, 2017 in the amount of $1,450,128.29 at an interest rate of 0.71%, (ii) February 17, 2017 in the amount of $3,400,000 at an interest rate of 3.75%, (iii) March 22, 2017 in the amount of $2,300,000 at an interest rate of 4.00%, and (iv) June 20, 2017 in the amount of $250,000 at an interest rate of 4.25%, for an aggregate total of approximately $7.4 million with Realty Mogul, Co., an affiliate of the Manager.  The proceeds from the loan were used together with funds raised from the sale of our common shares, to purchase a portion of the Company’s assets.  During the six months

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

ended June 30, 2017, the Company used proceeds from the issuance of common shares to repay the entire balance to Realty Mogul, Co.

 Note 5 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day affairs and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with managing the Company’s affairs, including the acquisition and management of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See “Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.”

As of June 30, 2017, the Company owed its Manager approximately $610,000 in deferred offering costs. As of June 30, 2017, approximately $215,000 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

As of June 30, 2017, the Company owed its Manager approximately $234,000 for operating expenses that the Manager paid on the Company’s behalf. The majority of this amount is related to legal expenses and marketing expenses unrelated to the Offering. This amount is included under accounts payable and accrued expenses on the balance sheet.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, through September 30, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter. During the period January 1, 2017 through June 30, 2017, approximately $56,000 was charged by the Manager with approximately $36,000 of that amount included in accounts payable and accrued expenses on the balance sheet.

Realty Mogul, Co. and Realty Mogul Commercial Capital, Co.

The Company will pay either Realty Mogul, Co. or Realty Mogul Commercial Capital, Co, (either of which may be referred to as RM Originator) a servicing fee of 0.50% of the principal balance and accrued interest of each loan for the servicing and administration of certain loans held by the Company. Each RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans held by the Company, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by the Company. In addition, an initial set-up fee for each loan will be paid to an RM Originator for each loan it services.

The Company will also pay RM Originator a special servicing fee for any non-performing asset equal to an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. The Manager will

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

determine, in its sole discretion, whether an asset is non-performing. The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by RM Originator. As of June 30, 2017, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Realty Mogul, Co.

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from an RM Originator or one of its affiliates on commercially reasonable terms.  Our LLC Agreement authorizes us to enter into related party loans.  Unsecured related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative.  All other related party loans would require prior approval from an Independent Representative.  However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See “Note 4  ─ Borrowings.”

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 250 common shares as of June 30, 2017.

Executive Officers of our Manager

As of the date of these financial statements, the executive officers of the Company’s Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	30	Chief Executive Officer
Justin Hughes	35	Chief Technology Officer
Elizabeth Braman	42	Chief Production Officer
Karen Fleck	34	Chief Financial Officer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception.

Justin Hughes has served as Chief Technology Officer of our Manager since its inception.

Elizabeth Braman has served as Chief Production Officer of our Manager since its inception.

Karen Fleck has served as Chief Financial Officer of our Manager since its inception.

Note 6 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 7 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2017, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 - Subsequent events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through November 9 (the date the financial statements were available to be issued) and determined that the Company has the following material subsequent events that required disclosure in the notes to the financial statements.

Distributions

On September 19, 2017, the Company declared a distribution to shareholders of record as of September 30, 2017, to be paid on October 15, 2017.  The monthly cash distribution amount was $0.0667 per share, which represents an annualized yield of approximately 8.0%, assuming a $10.00 per share purchase price.

Investments

On July 18, 2017, the Company acquired a $3,325,000 preferred equity investment in connection with an acquisition of a 241,788 square-foot, six-property retail portfolio (the “Portfolio”), consisting of two properties in Midland, Texas, two properties in Odessa, Texas, one property in San Antonio, Texas and one property in Live Oak, Texas.  The portfolio is 96% occupied by various retail tenants, including Bob Mills Furniture, Beall’s, Starbucks, Buffalo Wild Wings, Dollar Tree and McAlister Deli.  The preferred equity was raised from investors and a loan from Realty Mogul, Co.  The investment has an interest rate of 14.0% and a term of approximately 120 months from the date of its acquisition.

On August 3, 2017, the Company acquired a $1,250,000 preferred equity investment in connection with the acquisition of a 207,404 square-foot, grocery-anchored retail shopping center, located in Jonesboro, Georgia.  The Property is anchored by Kroger, Rose’s Express, Babcock Furniture, and Planet Fitness, which together occupy nearly 40.0% of the total rentable square footage.  The preferred equity investment is interest only with a fixed interest rate of 12.0% and a remaining term of approximately 36 months, as of the acquisition date, including two 1-year term extensions.

On August 17, 2017, the Company acquired a $3,549,300 mezzanine loan (the “Mezzanine Debt”) in connection with the acquisition and redevelopment of a 106,159 square-foot retail center located in Corona, California.  The property consists of one 94,641 sq. ft. building and a 11,518 st. ft. freestanding office building on an adjacent parcel, and are both undergoing redevelopment to the interior and exterior for the addition of extra retail space, seismic and structural upgrades, and construction of a fast food drive-through on its outparcel.  As of August 15, 2017, pre-lease agreements have been entered into with Chuze Fitness and Aldi Supermarkets, as well as Wendy’s and Re/Max.  The Mezzanine Debt is interest only at a fixed rate of 14.0% and a remaining term of 82 months, as of the date of acquisition.

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2017

(unaudited)

Related Party Transactions

Pursuant to the terms set forth in the Company’s offering circular, Realty Mogul, Co. has made various unsecured loans to the Company to facilitate some of the Company’s acquisitions.  On or about July 18, 2017, Realty Mogul, Co. loaned the Company, $1,350,000 at an interest rate of  4.0%, in connection with the acquisition of the preferred equity investment in the retail Portfolio located in Texas.  Thereafter, the Company received additional loans from Realty Mogul, Co. totaling $3,300,000 at 4.25% interest rate, in connection with the Jonesboro, Georgia and Corona, California investments.  As of the date of these financial statements, there were no outstanding loans between Realty Mogul, Co, and MogulREIT I.

Offering

As of September 18, 2017, the Company raised total gross offering proceeds of approximately $25.2 million, and had settled subscriptions in our offering for an aggregate of approximately 2.7 million common shares.

Item 4.Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Amended and Restated Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2

Form of Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (Incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

4.1	Form of Subscription Package (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on March 8, 2017).
6.1	Form of Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2

Form of Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.3	Form of License Agreement between MogulREIT I, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Form of Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5

Form of Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (Incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.6

Form of Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (Incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.7

Investment Sub-Management Agreement among Mogul REIT I, LLC and RM Adviser, LLC and American Assets Capital Advisers, LLC (Incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on August 12, 2016)

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on September 28, 2017.

MOGULREIT I, LLC

By: RM Adviser, LLC, its Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer of RM Adviser, LLC
/s/ Jilliene Helman		September 28, 2017
Jilliene Helman	(Principal Executive Officer)

Chief Financial Officer of RM Adviser, LLC
/s/ Karen Fleck		September 28, 2017
Karen Fleck	(Principal Financial Officer and Principal Accounting Officer)

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